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EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

        For the three and six months ended June 30, 2014 and 2013, the computation of ratio of earnings to fixed charges is as follows (dollars in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Earnings:
Income before taxes	$101,260	$106,487	$203,134	$200,090
Fixed charges	70,687	62,952	133,832	122,448

Total earnings	$171,947	$169,439	$336,966	$322,538

Fixed charges:
Interest expense inclusive of amortized premiums, discounts and capitalized expenses related to indebtedness	$70,669	$62,932	$133,797	$122,407
Estimate of the interest component of rental expense	18	20	35	41

Total Fixed charges	$70,687	$62,952	$133,832	$122,448

Ratio of earnings to fixed charges	2.43	2.69	2.52	2.63

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  EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES